EXHIBIT 99.1

Addex Provides Update on ADX71149 Phase 2 Epilepsy Study

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, April 29, 2024 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today announced top-line data from a Phase 2 epilepsy study evaluating adjunctive ADX71149 (JNJ-40411813) administration in patients with focal onset seizures with suboptimal response to levetiracetam or brivaracetam. The Phase 2 study did not achieve statistical significance for the primary endpoint of time for patients to reach baseline seizure count when ADX71149 was added to standard of care.

“While disappointed that the Phase 2 ADX71149 epilepsy study did not meet the primary endpoint, we are still analyzing the data,” said Roger Mills, Chief Medical Officer of Addex. “We will provide details on data from the full study when this analysis is completed and will work with our partner to determine next steps for the ADX71149 program.”

The data were reported from a total of 110 evaluable patients, who each received either 50 mg or 100 mg of ADX71149 twice daily (100 mg or 200mg twice daily, respectively, for patients receiving CYP3A4 inducing anti-seizure medication) in addition to their standard dose of levetiracetam or brivaracetam and up to three other anti-seizure drugs. Adjunctive administration of ADX71149 was safe and well tolerated.

“While this is disappointing news for us and our partner, Janssen, we remain focused on advancing the rest of our portfolio of allosteric modulator programs towards clinical studies,” said Tim Dyer, CEO of Addex. “In particular, we are making great progress in our GABAB PAM collaboration with Indivior, which is on track to select drug candidates for IND enabling studies in June this year for substance use disorder and chronic cough programs.”

About the Study:
ADX71149 is a selective metabotropic glutamate subtype 2 (mGlu2) receptor positive allosteric modulator (PAM). The multi-center Phase 2 study was designed to assess the efficacy, safety, tolerability, and pharmacokinetics of adjunctive ADX71149 administration in patients with focal onset seizures with suboptimal response to levetiracetam or brivaracetam. The primary objective of the study was to evaluate the efficacy of ADX71149 in combination with levetiracetam or brivaracetam using a time to baseline seizure count endpoint. Part 1 of the study evaluated the acute efficacy of ADX71149 over 4 weeks. Patients who did not reach their monthly baseline seizure count in Part 1 continued double-blind treatment during Part 2 until they reached their monthly baseline seizure count or 8 weeks, deemed the maintenance efficacy phase. More information on the study can be found with Clinicaltrials.gov identifier NCT04836559.

About Glutamate mGlu2 Receptors and Epilepsy:
Glutamate is the primary excitatory neurotransmitter in the brain and plays a key role in the initiation and spread of seizures. When activated, the mGlu2 receptor decreases the release of glutamate and consequently, helps to maintain neurotransmitter balance. In the presence of agonist-induced activation, positive allosteric modulation of mGlu2 receptors could result in the normalization of the excessive glutamate release seen during a seizure. Epilepsy remains a challenging unmet medical need, with a significant proportion of the patient population struggling in their day-to-day management of seizures.

About the Collaboration:
Under the research collaboration and license agreement, Addex granted Janssen Pharmaceuticals, Inc. an exclusive worldwide license to develop and commercialize mGlu2 PAM compounds. Addex is eligible for up to a total of €109 million in success-based development and regulatory milestone payments. In addition, Addex is eligible for low double-digit royalties on net sales of compounds developed under the agreement.

About Addex:
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals Inc., has recently completed a Phase 2 clinical study for the treatment of epilepsy. The Company’s second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in dyskinesia associated with Parkinson’s disease and post-stroke/TBI recovery. Addex partnership with Indivior on GABAB PAM is advancing multiple drug candidates through clinical candidate selection for substance use disorder. Under the agreement with Indivior, Addex is advancing an independent GABAB PAM program for chronic cough through clinical candidate selection. Addex also holds a 20% share in a private company, Neurosterix LLC which is advancing a portfolio of allosteric modulator programs including M4PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.